UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 20, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR MARCH 2020

AND

THE IMPACT OF THE NOVEL CORONAVIRUS (COVID-19)

EPIDEMIC ON THE BUSINESS OF THE COMPANY

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS OF THE COMPANY IN MARCH

In March 2020, the Company’s passenger transportation capacity (measured by available seat- kilometres) decreased by 69.00% year-on-year, among which, the passenger transportation capacity of its domestic, international and regional routes decreased by 63.72%, 77.45% and 91.92% year-on-year, respectively; passenger traffic volume (measured by revenue passenger- kilometres) decreased by 79.11% year-on-year, among which, the passenger traffic volume of its domestic, international and regional routes decreased by 74.72%, 86.55% and 97.48% year-on-year, respectively; and passenger load factor decreased by 27.01 percentage points year-on-year to 55.78%, among which, the passenger load factor of its domestic, international and regional routes decreased by 25.52, 32.31 and 57.98 percentage points year-on-year, respectively.

In relation to freight transportation, freight load volume in March 2020 decreased by 53.56% year-on-year. The freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and such business is under contractual operation by Eastern Airline Logistics Co., Limited ( 東方航空物流股份有限公司) (“Eastern Logistics”), a subsidiary of the controlling shareholder of the Company. During the outbreak of the novel coronavirus (COVID-19) epidemic, there has been relatively strong demand for medical and anti-epidemic materials, and therefore the Company has promptly carried out freighter conversion for some passenger aircraft (“Passenger-to-Freighter Conversion”) to enhance air freight transportation capacity. The relevant freight transportation business is operated by Eastern Logistics specifically for external operations, and the transactions between the two parties are on normal commercial terms on a fair basis. As of the date of this announcement, six A330 Passenger-to-Freighter Conversion aircraft have been put into operation.

In March 2020, the Company did not launch any new routes.

II.	IMPACT OF THE NOVEL CORONAVIRUS (COVID-19) EPIDEMIC ON THE COMPANY IN THE FIRST QUARTER OF 2020

Since the beginning of 2020, the novel coronavirus (COVID-19) epidemic has been spreading rapidly worldwide which had a significant impact to the transportation industry where the Company operates, and the demand and willingness of passengers to travel have been significantly reduced. As of the end of March 2020, the total available seat-kilometres, total number of passengers carried and passenger load factor of the Company decreased by 44.35%, 57.06% and 14.89 percentage points year-on-year, respectively. The Company timely adjusted its operating strategies, such as suspending or adjusting the operation of certain flights, enhanced epidemic protection for passengers and employees, and actively optimised and adjusted its transportation capacity deployment. Meanwhile, the Company actively strived for policy support from all aspects, implemented strict cost control measures, adjusted aircraft introduction schedule, reduced or delayed investment plans, accelerated the pace of financing, and ensured stable cash flow from operations. Although the Company took the above measures in a timely manner, its overall business operations have been adversely affected by the novel coronavirus (COVID-19) epidemic, and the Company is expected to suffer significant losses in the first quarter of 2020.

The Company will continue to pay attention to the progress of the novel coronavirus (COVID-19) epidemic, keep closely updated on the changes in market demand, actively respond to the risks and challenges brought by the epidemic to the Company’s production and operation, and strive to reduce the adverse impact of the epidemic.

As of the date of this announcement, there is still great uncertainty in the time span and severity of the epidemic around the world, which may magnify the impact on or result in a delay in the recovery of travel demand.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

III.	FLEET STRUCTURE

In March 2020, the Company recorded one retirement of B737-800 aircraft, and no introduction of new aircraft. As at the end of March 2020, the Company operated a total of 723 aircraft, including 262 self-owned aircraft, 262 aircraft under finance lease and 199 aircraft under operating lease.

As at the end of March 2020, details of the fleet structure of the Company were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	39	49	5	93
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	6	0	7
4	A330 series	25	26	5	56

	Narrow-body passenger aircraft	223	213	194	630
5	A320 series	136	125	68	329
6	B737 series	87	88	126	301

	Total	262	262	199	723

Note: The 11 business aircraft self-owned by and held under trust of the Company were not included in the fleet.

IV.	MAJOR OPERATING DATA

	Amount	Amount			Total amount completed from	Total amount completed from
	completed in March	completed in March	Year-on-		January to March	January to March	Year-on-
	2020	2019	year increase		in 2020	in 2019	year increase
Passenger Transportation Data
ASK (available seat- kilometres) (millions)	6,699.71	21,610.75	-69.00%		36,647.31	65,857.24	-44.35%
— Domestic routes	5,036.51	13,881.50	-63.72%		22,902.66	42,149.14	-45.66%
— International routes	1,618.58	7,177.18	-77.45%		13,152.92	22,055.77	-40.37%
— Regional routes	44.61	552.07	-91.92%		591.73	1,652.33	-64.19%

RPK (revenue passenger- kilometres) (millions)	3,737.08	17,892.12	-79.11%		24,837.09	54,441.83	-54.38%
— Domestic routes	2,952.10	11,679.27	-74.72%		15,416.92	35,084.99	-56.06%
— International routes	773.28	5,748.06	-86.55%		9,058.35	18,000.26	-49.68%
— Regional routes	11.69	464.79	-97.48%		361.82	1,356.58	-73.33%

Number of passengers carried (thousands)	2,262.36	10,654.82	-78.77%		13,702.77	31,907.86	-57.06%
— Domestic routes	2,115.45	8,880.53	-76.18%		11,421.05	26,494.40	-56.89%
— International routes	137.34	1,430.31	-90.40%		2,006.66	4,406.86	-54.47%
— Regional routes	9.56	343.98	-97.22%		275.06	1,006.60	-72.67%

Passenger load factor (%)	55.78	82.79	-27.01	pts	67.77	82.67	-14.89	pts
— Domestic routes	58.61	84.14	-25.52	pts	67.31	83.24	-15.93	pts
— International routes	47.78	80.09	-32.31	pts	68.87	81.61	-12.74	pts
— Regional routes	26.21	84.19	-57.98	pts	61.15	82.10	-20.96	pts

Freight Transportation Data
AFTK (available freight tonne-kilometres) (millions)	231.41	711.80	-67.49%		1,329.13	2,213.38	-39.95%
— Domestic routes	89.03	268.31	-66.82%		432.64	830.15	-47.88%
— International routes	139.16	425.73	-67.31%		875.80	1,328.79	-34.09%
— Regional routes	3.22	17.76	-81.86%		20.69	54.44	-61.99%

	Amount	Amount			Total amount completed from	Total amount completed from
	completed in March	completed in March	Year-on-		January to March	January to March	Year-on-
	2020	2019	year increase		in 2020	in 2019	year increase
RFTK (revenue freight tonne- kilometres) (millions)	112.62	231.54	-51.36%		438.46	615.72	-28.79%
— Domestic routes	38.18	78.36	-51.28%		137.96	219.12	-37.04%
— International routes	73.48	150.42	-51.15%		297.12	389.64	-23.74%
— Regional routes	0.96	2.75	-65.01%		3.38	6.95	-51.41%

Weight of freight carried (million kg)	36.81	79.42	-53.65%		140.10	216.02	-35.14%
— Domestic routes	25.80	55.24	-53.28%		96.76	153.87	-37.12%
— International routes	10.13	21.85	-53.64%		40.31	56.20	-28.27%
— Regional routes	0.87	2.33	-62.55%		3.04	5.95	-48.96%

Freight load factor (%)	48.67	32.53	16.14	pts	32.99	27.82	5.17	pts
— Domestic routes	42.88	29.21	13.68	pts	31.89	26.40	5.49	pts
— International routes	52.80	35.33	17.47	pts	33.93	29.32	4.60	pts
— Regional routes	29.91	15.51	14.40	pts	16.32	12.77	3.55	pts

Consolidated Data
ATK (available tonne-kilometres) (millions)	834.38	2,656.77	-68.59%		4,627.39	8,140.54	-43.16%
— Domestic routes	542.32	1,517.65	-64.27%		2,493.88	4,623.57	-46.06%
— International routes	284.83	1,071.68	-73.42%		2,059.56	3,313.81	-37.85%
— Regional routes	7.24	67.44	-89.27%		73.95	203.15	-63.60%

RTK (revenue tonne- kilometres) (millions)	443.32	1,824.60	-75.70%		2,606.85	5,393.00	-51.66%
— Domestic routes	299.61	1,119.45	-73.24%		1,486.57	3,301.11	-54.97%
— International routes	141.72	661.08	-78.56%		1,085.27	1,966.16	-44.80%
— Regional routes	1.99	44.07	-95.49%		35.02	125.73	-72.15%

Overall load factor (%)	53.13	68.68	-15.55	pts	56.34	66.25	-9.91	pts
— Domestic routes	55.25	73.76	-18.52	pts	59.61	71.40	-11.79	pts
— International routes	49.76	61.69	-11.93	pts	52.69	59.33	-6.64	pts
— Regional routes	27.46	65.34	-37.88	pts	47.35	61.89	-14.54	pts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft. The table does not contain data of cargo services.

V.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The strike and impact of the novel coronavirus (COVID-19) epidemic on the international and domestic businesses of the Company have great uncertainty in terms of their time span and severity, and the specific extent of impact is yet to be evaluated according to the actual situation in the future. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” under “About China Eastern Airlines — Get to know China Eastern Airlines” on the website of the Company (www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

17 April 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).